Exhibit 99.35

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

HudBay Minerals Inc.

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

November 21, 2008

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Market Wire on November 21, 2008 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced that it has entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Lundin Mining Corporation (“Lundin”) pursuant to which Lundin and HudBay will combine their respective businesses (the “Transaction”). The Transaction will be effected by way of a statutory arrangement pursuant to the Canada Business Corporations Act. In addition, HudBay has agreed to lend Lundin approximately C$135,800,000 on a subordinated basis (the “Loan”). HudBay has also agreed to subscribe for 96,997,492 common shares of Lundin at a price of C$1.40 per common share (the “Private Placement”). This represents approximately 19.9% of Lundin’s issued and outstanding common shares on a proforma basis. Proceeds of the Private Placement will be used to repay the Loan. Completion of the Private Placement is not conditional on completion of the Transaction or the Loan.

Item 5	Full Description of Material Change

On November 21, 2008, HudBay announced that it had entered into the Arrangement Agreement. The Transaction will be effected by way of a statutory arrangement (the “Arrangement”) under the Canada Business Corporations Act (the “CBCA”). Pursuant to the Arrangement, Lundin shareholders will receive 0.3919 common shares of HudBay (the “HudBay Shares”) for each Lundin common share (the “Lundin Shares”) held and Lundin will become a wholly-owned subsidiary of HudBay. Upon completion of the Transaction, HudBay will have approximately 306 million HudBay Shares issued and outstanding, of which the current HudBay shareholders and the current Lundin shareholders will each hold approximately 50% of the combined entity.

HudBay has also agreed to loan Lundin C$135,796,488.80 subject to certain conditions being satisfied, including obtaining the requisite consents and waivers from Lundin’s senior creditors and the execution of definitive documentation.

HudBay and Lundin have also entered into a subscription agreement (the “Subscription Agreement”), pursuant to which HudBay has agreed to acquire, on a private placement basis, 96,997,492 Lundin Shares, representing approximately 19.9% of the Lundin Shares on a proforma basis, at a price of C$1.40 per Lundin Share for aggregate gross proceeds to Lundin of C$135,796,488.80 (the “Private Placement”). The proceeds of the Private Placement will be used to repay the Loan. Completion of the Private Placement is not conditional on the completion of the Transaction or the Loan. Closing of the Private Placement is conditional upon the approval of the Toronto Stock Exchange and that the Private Placement can be completed in accordance with applicable Canadian and U.S. laws. It is currently anticipated that the Private Placement will close in the next 45-60 days and, in any event, prior to the special meeting of Lundin shareholders to be called to approve the Transaction.

Pursuant to the terms of the Subscription Agreement, HudBay has agreed, among other things and subject to applicable law (including the rules and policies of the Toronto Stock Exchange), to vote the Lundin Shares acquired pursuant to the Private Placement in favour of the Arrangement. HudBay has further agreed that, in the event the Arrangement is not completed and following the termination of the Arrangement Agreement in accordance with its terms, HudBay will tender the Lundin Shares acquired pursuant to the Private Placement to a Superior Proposal (as defined in the Arrangement Agreement) that is structured as a take-over bid, or vote (or cause to be voted) all such shares in favour of a resolution of Lundin’s shareholders to approve a Superior Proposal. Further, HudBay has agreed that it will not vote the Lundin Shares acquired pursuant to the Private Placement against the recommendations of management of Lundin in respect of any resolution proposed by management of Lundin at a properly constituted meeting, other than in connection with a change of control transaction or in connection with a resolution regarding the issuance of greater than 10% of the issued and outstanding shares of Lundin, in which circumstances it will be free to vote as it chooses.

The foregoing covenants of HudBay continue until the earlier of: (i) the closing of the Transaction; (ii) such date that HudBay, directly or indirectly, holds less than 10% of the issued and outstanding Lundin Shares; and (iii) the date that a shareholder of Lundin, other than the estate of the founding shareholder of Lundin (Adolf Lundin), directly or indirectly, alone or in concert, exercises control over 20% or more of the issued and outstanding Lundin Shares.

Completion of the Transaction is subject to customary conditions, including, a favourable vote of two-thirds of the Lundin Shares voted at a special meeting of Lundin shareholders called to approve the Transaction and the receipt of all necessary court and regulatory approvals.

The Arrangement Agreement includes a commitment by Lundin not to solicit or initiate discussions concerning alternative transactions, including the sale of material assets. Lundin has agreed to pay a break fee of C$24,250,000 million to HudBay in certain circumstances and has granted HudBay the right to match competing offers. HudBay has also agreed to non-solicitation provisions.

In addition to the approximate 19.9% ownership to be acquired by HudBay pursuant to the Private Placement, certain directors, officers and shareholders of Lundin holding in aggregate approximately 21.1% of the current outstanding Lundin Shares (before completion of the Private Placement), have entered into voting lock-up agreements with HudBay pursuant to which they have agreed to vote in favour of the Transaction. The voting lock-up agreements may only be terminated in certain limited circumstances.

Item 6	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Vice-President and General Counsel of HudBay, (416) 362-2335

Item 9	Date of Report

November 26, 2008

CAUTIONARY	NOTE REGARDING FORWARD-LOOKING INFORMATION

This material change report contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Lundin and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information is based include, without limitation, that the shareholders of Lundin will approve the Transaction, that all required third party, court, regulatory and governmental approvals to the Transaction, the Loan and the Private Placement will be obtained and all other conditions to completion of the Transaction, the Loan and the Private Placement will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of HudBay and Lundin and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and Lundin available at www.sedar.com. Although HudBay and Lundin have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This material change report and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.